# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Equity Holdings, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001548312
Persons authorized to receive notices and communications: JEFFREY E. EBERWEIN, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 744,763; sole dispositive power 744,763; aggregate amount beneficially owned 744,763 (21.4% of the class)
  Comment: * Includes 49,450 shares of common stock underlying immediately exercisable warrants ("Warrants") to purchase Star common stock. Excludes 8,918 restricted shares granted on September 15, 2025 ("Restricted Grant Date"), under the Issuer's 2009 Incentive Stock and Awards Plan, as amended and restated, which vest upon the anniversary of the Restricted Share Grant Date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Star Equity Holdings, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Comment: The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 744,763 Shares beneficially owned by Mr. Eberwein is approximately $18,420,329, excluding brokerage commissions. In addition to the 744,763 Shares, Mr. Eberwein owns 1,131,072 shares of the Issuer's 10% Series A Cumulative Perpetual Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by the Reporting Person is based upon 3,485,353 Shares ("Shares Deemed Outstanding"). The Shares Deemed Outstanding is inclusive of 49,450 Warrants attributable to the Reporting Person plus 3,435,903 Shares outstanding as of October 31, 2025, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2025.

As of the close of business on November 19, 2025, Mr. Eberwein beneficially owned 744,763 Shares.
Percentage: 21.37%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 744,763
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 744,763
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Jeff Eberwein's transactions in the Shares in the last 60 days are set forth in Schedule A, attached hereto as Exhibit 99.2, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Schedule A.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (11/19/2025)